Exhibit 4.5

AMENDMENT NUMBER FOUR TO THE

METLIFE INDIVIDUAL DISTRIBUTION SALES DEFERRED COMPENSATION

PLAN

(As effective January 1, 2010)

The MetLife Individual Distribution Sales Deferred Compensation Plan is hereby amended as follows (specific effective dates are noted in the body of each numbered amendment):

1. Effective January 1, 2014, Section 4.2 is hereby amended to read as follows:

“4.2. The Plan Administrator may offer an Eligible Participant the opportunity to indicate each or any of the following, either separately or in combination, in a Deferral Election: (a) the percentage, in increments of 1%, of Compensation that would otherwise be paid the receipt of which the Eligible Associate wishes to defer into a Deferred Cash Compensation Account, which shall be no less than 5% and no greater than 75% of such Compensation; (b) the Investment Tracking Fund(s) which the Eligible Participant selects to adjust the value of the Deferred Cash Compensation Account and the value of the Matching Contribution Account, in increments of 5%; (c) the date on which the Eligible Participant wishes the payment of the Deferred Compensation Accounts to begin; (d) whether the Deferred Compensation Accounts are to be paid in a single lump sum or annual installments; and (e) if the Deferred Compensation Accounts are to be paid in annual installments, the number (not to exceed fifteen (15)) of such installments.”

2. Effective January 1, 2014, the following will be added to the end of Section 4.4 as a new paragraph:

“Notwithstanding the language above, the Plan Administrator will reform Deferral Elections in whole or part if the Eligible Associate does not have sufficient Compensation to honor the Deferral Election under this Plan along with other voluntary benefit and pension deductions elected by the Eligible Associate. The ordering of all such deductions in relation to the Deferral Election is in the sole discretion of the Plan Administrator. If the Eligible Associate does not have sufficient Compensation to accommodate the Deferral Election and voluntary benefit and pension deductions, then the Deferral Election will be reduced so that the voluntary benefit deductions can be satisfied. Additionally, the Deferral Elections under this plan will only be valid and will only apply in pay periods where the Eligible Associate has positive pay. During any pay period, in which the Eligible Associate has negative pay, as determined in the discretion of the Plan Administrator, then the Deferral Election will be suspended and the missed deferral will not be accumulated or accommodated at a later date.”

3. Effective January 1, 2014, Section 22.2 is hereby amended to read as follows:

“22.2. “Associate” shall mean each individual who is employed by Metropolitan Life Insurance Company and is part of the field force (as interpreted by the Plan Administrator) and after January 1, 2014, has signed a sales contract with Metropolitan Life Insurance Company and is compensated under the One MetLife Affiliated Amendment Number Four to The MetLife Individual Distribution Sales Deferred Compensation Plan Compensation Plan, including sales office management and sales personnel, but excluding regional management.

IN WITNESS WHEREOF, the Plan Administrator has caused this Amendment to be adopted this 17th day of December, 2013.

PLAN ADMINISTRATOR

/s/ Mark J. Davis
Mark J. Davis

ATTEST:

/s/ Lynn Fettig

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